UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Good Harbor Partners Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

(CUSIP Number)

William McCluskey
340 East 63rd Street, #6-A
New York, NY 10021

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
William McCluskey

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A.

	7.	Sole Voting Power 0
Number of
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each
Reporting	9.	Sole Dispositive Power 0
Person With

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Good Harbor Partners Acquisition Corp., whose principal executive offices are located at 79 Byron Road, Weston, MA 02493 (the “Issuer” or the “Company”).

Item 2. Identity and Background.

(a)	The name of the reporting person is William McCluskey (the “Reporting Person”).

(b)	The business address of the Reporting Person is 570 Lexington Avenue, 11th Floor, New York, NY 10022.

(c)	The Reporting Person’s present principal occupation is as a broker and his principal business address is Brean Murray, Carret & Co., LLC, 570 Lexington Avenue, 11th Floor, New York NY 10022.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

On June 30, 2010, the Reporting Person entered into a Stock Purchase Agreement, dated June 30, 2010 (“the Purchase Agreement”) pursuant to which certain shareholders of the Company sold an aggregate of 35,095,100 (the “Purchased Shares”) shares of Common Stock of the Issuer in a private transaction for an aggregate purchase price equal to $450,000.  In accordance with the terms of the Purchase Agreement, the Reporting Person sold an aggregate of 8,700,000 shares (the “Shares”) of Common Stock of the Issuer, representing all of the shares of Common Stock of the Issuer owned of record by the Reporting Person.  As of the closing of the transactions contemplated by the Purchase Agreement, the Reporting Person no longer owns any shares of Common Stock of the Company.

Item 4.  Purpose of Transaction.

(a) Except with respect to the transactions contemplated by the Purchase Agreement, the Reporting Person does not have any plan or proposal which relates to or which would have the effect of any acquisition of additional, or disposition of any, securities of the Issuer.

(b) The closing of the transactions described in the Purchase Agreement resulted in a change in the majority of the board of directors of the Company and as a result of the sale of stock, a change in control of the Issuer.  Except for the transactions contemplated by the Purchase Agreement, the Reporting Person does not have any other plan or proposal which relates to or would result in an extraordinary transaction involving the Issuer or any subsidiary of the Issuer.

(c) The closing of the transactions described in the Purchase Agreement resulted in a change in the majority of the board of directors of the Company and as a result of the sale of stock, a change in control of the Issuer. Except for the transactions contemplated by the Purchase Agreement, the Reporting Person does not have any plan or proposal which relates to or would result in a sale or transfer of a material amount of the assets of the Issuer or any subsidiary of the Issuer.

(d) As a condition to the closing of the transactions provided in the Purchase Agreement, the board of directors of the Issuer increased the size of the board from seven to eight and elected certain individuals designated by the purchasers to fill the vacancies on the board of directors.  The closing of the transactions described in the Purchase Agreement resulted in a change in the majority of the board of directors of the Company and as a result of the sale of stock, a change in control of the Issuer.

(e) The Reporting Person does not have any further plan or proposal which relates to or would result in a material change in the Issuer's present capitalization or dividend policy.

(f)  As a result of the change in the board of directors and in management, there may be a change in the Company’s business or corporate structure.

(g)  The Reporting Person does not have any future plan or proposal which relates to or would result in a change in the Issuer's charter, by-laws or instruments corresponding thereto which may impede the acquisition of the Issuer by any person.

(h) The Reporting Person does not have any plan or proposal which relates to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) Except as described above, the Reporting Person does not have any plan or proposal which relates to or would result in a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Except as described above, the Reporting Person does not have any other plan or proposal which relates to or would result in any action similar to those described in paragraphs (a) through (i) above.

Item 5.  Interest in Securities of the Issuer.

(a) After the closing of the transactions described herein, the Reporting Person is no longer a record owner of any shares of Common Stock of the Issuer.

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the Shares sold by the Reporting Person in connection with the transactions described herein. As of the closing of the transactions contemplated by the Purchaser Agreement, the Reporting Person no longer owns any shares of Common Stock of the Company.

(c) The Shares reported herein were sold by the Reporting Person effective June 30, 2010.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 8,700,000 shares of Common Stock sold by the Reporting Person.

(e)  On June 30, 2010 the Reporting Person ceased to be the beneficial of more than five percent of the Common Stock of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is party to the Purchase Agreement, pursuant to which an aggregate of 35,095,100 shares of Common Stock of the Issuer, including the 8,700,000 shares described herein were sold in a private transaction for an aggregate purchase price equal to $450,000..

Item 7.  Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 6, 2010

/s/ William McCluskey
William McCluskey